PIMCO Variable Insurance Trust

Supplement Dated November 7, 2016 to the
Administrative Class Prospectus, Institutional Class Prospectus, and Advisor Class and Class M Prospectus, each dated April 29, 2016, as supplemented (the Prospectuses)

Disclosure Regarding the PIMCO All Asset All Authority Portfolio


Principal Investment Strategies


The Portfolios combined investments in the International Equity-Related Underlying PIMCO Funds normally will not exceed 50% of its total assets.